GoFish Cam · Edit

GoFish Cam is a wireless underwater camera that sits on a fishing line and works with a mobile app via WiFi so users can capture underwater action.

$500	$3,000,000	Crowd Note
Minimum	Valuation cap	Security Type



GOFISH CAM
Explore the ENTIRE fishing experience

Website: http://gofishcam.com

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GoFish Cam is offering securities under Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 5.00% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, this profile and accompanying offering materials may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures on the offering's profile. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Licensed Anglers Worldwide

74.5M

Estimated Addressable Market

$1.9B

- $180K+ in pre-orders representing 1,200+ pre-sold cameras
- Named one of the three most promising startups in Canada in 2015
- 20+ distribution requests received from distributors, re-sellers, and wholesalers (LOIs secured)
- IP portfolio includes six pending patents

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- Investors include Telluride Venture Accelerator and Ryerson DMZ

- Round Size: US $550,000
- Raise Description: Seed
- Minimum Investment: US $500 per investor
- Security Type: Crowd Note
- Valuation Cap: US $3,000,000
- Target Minimum Raise Amount: US $100,000
- Maximum Raise Amount: US $400,000

“New Underwater Fishing Camera, GoFish Cam, Replaces Photos with Action-Packed Video to Perfect Your Sport” - Angling Trade

GoFish Cam is on a mission to make the underwater experience easily accessible to every angler.

Much of the fishing experience takes place underwater. GoFish Cam, however, can help reveal:

- How a fish reacts to bait or lure
- What species are on the fish finder
- Where fish are hiding in the structures below
- Whether there are even fish below
- What's that big one that got away

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GoFish Cam is a Kickstarter-backed hardware and mobile technology company that has developed an underwater camera that sits on an angler's fishing line. The camera works with a mobile application that lets its users review, edit, and share their footage.

Anglers can easily review their footage to help justify their decisions, cut out guessing time, and be more effective while fishing. GoFish Cam aims to give anglers the chance to learn from their experiences by supplying data from which they can learn more about what happened and why. Furthermore, their mobile platform allows anglers to leverage others' experiences to plan their next outing.

What the press is saying*

“GoFish Cam is really more of a specialty camera. Fisherfolk will find it useful as far as improving their chance of catching something” - *Digital Trends*

“The GoFish Camera . . . ties into a fishing line behind the hook, allowing fishermen to capture the moment a fish snatches the bait and becomes hooked. It can be used in water up to 150 metres deep” - *DailyMail*

“Seeing visual evidence of a strike through the lens of a GoFish Cam will open your eyes.” - *Wide Open Spaces*

“ [GoFish Cam] beat out more than 3,300 competitors to claim one of three Most Promising Startup awards” - *Globe & Mail*

*The above individuals were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.

Product & Service

Technology

GoFish Cam is an enhanced camera that has been uniquely designed for fishing. Specifically, the camera records in 1080p HD, has night vision, can go 150M underwater, and has been designed with a stabilized fin to prevent the camera from spinning or shaking or affecting the fishing line. Additionally, the camera was designed to have neutral buoyancy so that the camera will not float or sink an angler's line, which could affect how lure or bait is supposed to present itself.

The GoFish Cam works with a custom mobile application. The mobile app lets anglers easily review, edit, and share their camera footage. Furthermore, GoFish Cam developed a platform that enables users to see data about their own and each other's fishing experiences.

Business Model

The business model of GoFish Cam is initially built on the sales of the cameras, for which gross margins are approximately 60% and which GoFish Cam believes will increase to over 70% gross margins at scale. They intend to first sell online to build an initial user base as well as to develop their brand. They then intend to engage with multiple online marketplaces and re-sellers. They plan to scale into retail/distribution to further grow once they have developed their brand and established a user base. Their long-term goal (after developing a significant enough user base) is to shift their business model from being built on camera sales to monetizing on data, content, and the mobile app.

GoFish Cam has six pending patents that focus on its unique designs and technologies. The portfolio is comprised primarily of design patents with a couple utility patents.

Products

GoFish Cam's initial product is a wireless action camera that is compatible with a mobile app. Moving forward, their goal is to release multiple accessory packs that will be compatible with all camera models. After the release of these accessories, their plan is to launch GoFish Cam 2.0, a more enhanced and innovative fishing camera that will collect and share more data about the fishing experience to users while also enhancing the mobile platform to enable more possibilities for anglers.

Their current product line consists of one camera: The GoFish Cam (retail price $184.95), which has the following key benefits:

- Small
- Strong leader lines
- Night vision
- Neutral buoyancy

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- 150M depth
- Stabilized, intuitive design
- Mobile Integration via WiFi

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GoFish Cam. GoFish Cam is a 1080p HD color video camera, fully waterproofed for up to 150 meters.

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Team Story

GoFish Cam was founded by two brothers, Ryan and Brandon Austin. They've spent their entire lives fishing. Ryan and Brandon grew up fishing on the lakes in Ontario, Canada and deep sea fishing with their family from Costa Rica. In the summer of 2014, Ryan was on a fishing trip in Trinidad. He was on the back of a boat with some locals when all of a sudden one of the locals had a MASSIVE fish on the line! He battled it for what seemed like forever, until suddenly, the fish just got off. Everyone on the boat had so many questions: what kind of fish was it, how big was it, what should they do, should they go back? Ryan called Brandon to tell him the story, as he knew he'd appreciate the fishing tale. Within months, GoFish Cam was born.

Meet the Founders



Brandon Austin
CEO & CO-FOUNDER

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Prior to co-founding GoFish Cam, Brandon Austin worked at Assent Compliance, a SAAS startup that focuses on streamlining companies' compliance programs. Brandon helped generate new business initiatives and sales leads, and trained new teams throughout the process. He also managed several accounts. In any work environment, Brandon has over-exceeded expectations and led his way to top staff. Winning sales of the month & staff of the year in his previous roles. Brandon is a graduate from Carleton University. It was at Carleton University where he began his entrepreneurial efforts, overseeing and building promotional teams for student events. Brandon recently participated in the Telluride Venture Accelerator program.



Ryan Austin
CO-FOUNDER & ADVISOR

In addition to co-founding GoFish Cam, Ryan Austin is the founder of ExpertKnowledge. Prior to founding those companies, Ryan served as Senior Vice President for World Trade Group, an organization that offers live events, online products and training courses. He was responsible for the start-up, development, design, and execution of the Training Division in the Americas. In 2012, GCP acquired World Trade Group in a £27.5m buyout.

Ryan has founded several other start-ups from a young age. As a great believer that if you're lucky enough to be successful, you have a responsibility to give back, Ryan's interest lies in helping others – his main driving force for succeeding in business. He has been fortunate enough to have great mentors guiding him throughout his career and intends to pay it forward by helping others. After spending two years at York University and one year at The University of Western Ontario, Ryan left University to pursue his dreams. Ryan graduated from The Next Founders program which provided 50-65 hours of masters-level education taught by award winning faculty from schools including Harvard Business School, MIT, and Ivey. Ryan also participated and graduated from SURGE Venture's 4th cohort and Edge Ed Tech's most recent cohort.

Notable Advisors & Investors



Telluride Venture Accelerator

Investor, A mentor driven program for outdoor, travel, and wellness startups.



The DMZ at Ryerson University

Investor, Ryerson University's business incubator for early-stage technology startups.

Q&A with the Founder

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Q: How are you financing for manufacturing / inventory? What are payment days?

GoFish Cam: Our manufacturing costs have kicked off this month with Tooling & Molds. We have 2 payments to make for that of $21,500. In March we will have to pay for the production run/inventory. Since we plan to make 5000 units our costs are $325,000. We have to pay 20% upfront, 30% at the QA halfpoint, and 50% on delivery. Our investor who owns the manufacturing facility in China is fronting 50% of these costs to deepen his investment with us. The other 1/2 will need to be paid by the company however if we are not in a position to take the remaining $162,500 out of cash-flow, our investor has agreed to let us net the payment so we can work on selling inventory to get cash flow up to make the payment.

Q: Where are you in product development?

GoFish Cam: The camera app is completed. Now, we are doing more testing & waiting to manufacture. In 6-8 weeks, we will complete production level samples for beta testers. For our first product run, we will order 5K units and at the end of February 2017, we will ship out a small batch and ship the remainder at end of March.

Q: Can you clarify on your 20+ distribution requests?

GoFish Cam: We have already secured LOIs from distributors, re-sellers, and wholesalers which is the longer-term plan for distribution. For example, we have secured a non-exclusive distribution LOI with Ingram Micro for when we're ready to launch to large retailers. In the short term, we will sell via our mobile app, website and online retailers (Grommet, Amazon, Fancy, fishing pages, influencers / ambassadors, affiliates / sponsors, etc.)

Q: What are your Hiring Plans?

GoFish Cam: We have 2 contracted mobile developers, a full stack contracted hardware design and development team of 3 members, a part time contracted web developer. We then have a full time CTO and CEO. Post raise, the first hires will be in digital marketing and business development to push consumers to our app. From the app, we can push people online for camera sales. We'll also sell at fishing consumer shows where thousands of anglers are in attendance.

Q: Who is Ryan Austin (co-founder) that is no longer a full-time member?

GoFish Cam: He is the brother to the CEO; they worked on GoFish together in 2014 with a contract team for 7 months before launching on Kickstarter. After Kickstarter, we found a stronger dev team to launch the product & stronger production & CTO. He helped us launch as a serial entrepreneur himself and structured / guided our company. He's still Involved daily from an advisor level.

Q: Can you tell me about the current fundraise round and what you have closed?

GoFish Cam: Yes, 40% of this seed round is closed. We started the raise in December 2015 and closed $225K of the current $550K seed round. We put the Reg D round on pause to pursue the SeedInvest Reg CF round and can still additional angels to the Reg D round. We have spent the previously closed investment and put $275K into prod development.

Q: Tell me about your manufacturer.

GoFish Cam: BeKnown Now Manufacturing is owned by Roy Prosise, who has also invested into GoFish Cam. BeKnown owns a product design and development firm in Austin, TX. We share our office space with them. They also own a manufacturing facility in China with significant resources, staff, and capabilities. They have invested into the company and are leading our sourcing and production.

Q: Provide clarity on product status of fulfilled pre-order units versus orders you're receiving now.

GoFish Cam: Pre-Orders are Kickstarter: 616; Online (website, Indiegogo, FANCY): 668; Projected Online Pre-Orders until ship date: 273; Total: 1,557 units. Tools and Molds are in progress. Once completed we can begin production. Production of 5,000 units will be our first production run. We will start being able to ship in late January. Shipments of all Pre-Orders will go out from the initial production

Q: Where are pre-order revenues captured?

GoFish Cam: 9/15 – $101K pre orders from KS in 2015 and thus is not showing in P&L. Other pre-orders include the Website with ~$73K hitting in 12/16 as we cannot collect until 60-90 days before ship.

Q: Can you clarify the cash inflow and outflow in January 2016?

GoFish Cam: When we converted to US company from Canadian company, $118K cash on hand was transferred from the former entity. $100K (loan payment) was returned to investors who withdrew their investments because they did not agree to the Company converting to a US company.

Q: On Product Costs – Is the warehouse pallet cost $13 / unit or $13 / pallet?

GoFish Cam: It is $13/pallet/month and we can fit 3500 units on each pallet

Q: Can you share thoughts on the assumptions and growth rates on the projected model?

GoFish Cam: We used what is called a Contagion model to calculate and project sales. The idea behind the contagion model is it focuses the growth projections on amount of users and assumptive conversions from them sharing content. The calculation requires you to use a starting base # for users and for this figure we used the amount of cameras we've pre-sold. It then requires a conversion rate of which we used 20% as we saw with ads during Kickstarter and post-crowdfund pre-orders. As we progressed the 20% decreases because the videos and content aren't as new or captivating so it takes more views to get the conversion. Since our business model revolves around using the content to push sales and marketing we found it to be a very fitting model to use. As for distribution projections, we remained conservative and had a distribution partner of ours give his input based off what he's seen/done with similar industry products (Deeper FishFinder, iBobber)

Q: What are 2017 assumptions on # of units sold and # channel partners based on?

GoFish Cam: The contagion calculation continues to project sales for all projected years. in 2017 the amount of conversions starts to be less because as I mentioned above it will take more users and more views to get conversions. # of channel partners are based on what we project we can do. Small distributors, re-sellers, and specialty shops can buy in bulk from our website. We've already pre-sold 20 re-seller packages and we made the assumption that we can continue to sell re-seller packages to industry professionals as well as we will have re-orders from pre-existing customers.

Q: Can you explain January '17 Cameras at End of Month count on the Inventory tab?

GoFish Cam: We have pre-orders that are awaiting to have shipping confirmed. The purchases have been pre-authorized but not collected yet until we reach this step. That will be in January and so there will be an extra decrease in Inventory, and the note is to show that that's when money for these pre-orders on our site will be collected

Q: What are the following R&D assumptions based on?

GoFish Cam: R&D will be $12,500/mo. for 2017; $20,000/mo. for 2018; $35,000/mo. for 2019; and $41,666.67/mo. for 2020. We have a design and development team that are contracted, however, they're owned by one of our investors and we all share an office together. We plan to enter an agreement after we launch so that we can have the team to maintain engaged, and maintain R&D of future versions, upgrades, and accessories. R&D will be split up as 75% towards hardware (new product development & testing) and 25% towards mobile dev (intangibles). This is just to show that we combined our mobile dev costs with our hardware dev costs. We wanted to show that the assumption is that of the total projected costs, hardware will have allocated 75% and mobile will have allocated 25%. This is based off the costs it has taken us to develop the first version of the camera vs. the first version of the mobile app. It's been about 75% to 25% of our total R&D costs. Revenue: 2016 is made up of Prepaid Orders. Revenue is considered Prepaid and booked on the Balance Sheet as Prepaid Income. These will become sales when they are shipped in January. The forecast for 2017 is based on sales from the web, re-sellers, etc., with specific price points. Inventory: Inventory is produced in lots where the larger lot sizes reduces the fixed costs per unit Production is forecast based on the smallest lot that will generate at least a six month run rate. Inventory is consumed when shipped Inventory on the prepaid sales is relieved when shipped, which is expected in January Expenses (COGS): Expenses for each sale are the cost of the product, shipping, and merchant fee, if applicable. Expenses for COGS are booked when product is shipped.

Q: What is included in PP&E?

GoFish Cam: There is a worksheet called FA or Fixed Assets. The worksheet details our fixed asset expectations. The initial amount is $10,000 spent for our trade show booth and $33,000 was for the Software Development of the UI/UX for the camera. The amount spent on software development in future periods is treated as a period expense.

Q: What are gross margins in December and early 2017?

GoFish Cam: With the change to the reporting for Prepaid Sales, the Gross Margin calculations have been corrected. Gross margins in early 2017 are in the 30-35% range and are dependent on the sales channel, shipping, merchant fees (or lack thereof), and the size of the production lots. Please note that we did not calculate Margins for 2016 as we will not recognize sales until shipments begin in January.

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The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Term Sheet

Fundraising Description

Round description	Seed
Round size	US $550,000
Minimum investment	US $500
Target Minimum Raise Amount	US $100,000
Maximum Raise Amount	US $400,000

Key Terms

Security Type	Crowd Note
Conversion discount	20.0%
Valuation Cap	US $3,000,000
Interest rate	6.0%

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If Minimum Amount Is Raised



General and Administra...
Product Launch Market...
Production
Offering Fees and Expe...

Financial Discussion

The financial statements of the Company may be found below in the Data Room and in Exhibit B to the Form C. The financial statements have been prepared in accordance with generally accepted accounting principles and have been reviewed by Artesian CPA, LLC.

Financial Condition

GoFish Cam, Inc. began operations in November 2015. They have not yet begun their core business and have not begun delivery of their core product.

Results of Operations

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For the year ended December 31, 2015, the Company did not record any revenues and had no operating expenses to speak of.

To date, the Company has relied on outside financing and pre-sales of their product. The Company received an investment of $30,000 from the Telluride Venture Accelerator and a $60,000 grant from the Ontario Centres of Excellence SmartSeed Fund. They have also pre-sold products through Kickstarter and Indiegogo, raising $101,041 and $118,186 respectively in deferred revenue. These funds will be recognized as revenue when they ship products to the campaign backers.

The Company anticipates that it will first begin sales resulting in the recognition of revenue in January 2017. Some of that revenue will be recognition of pre-sales that are currently considered deferred revenue. They anticipate that most of the sales in the first quarter of 2017 will come from direct to consumer sales through their own website. As the year goes on, they anticipate bringing on small distribution and online-reseller partners who they anticipate would account for approximately 20% of their total 2017 sales. They believe that by 2019 they will have fully-established the market interest in their product and will bring on large distribution partners.

The Company anticipates beginning to acquire inventory of product beginning in May 2017. They have a current order for 5,000 units with their manufacturing partner. The acquisition of this inventory will be partially financed by the manufacturing partner.

Liquidity and Capital Resources

As of December 31, 2015, the Company had cash on hand of approximately $24,980. As of the end of September 2016, the Company had approximately $76,460 in cash on hand. The increase in cash on hand was driven by pre-orders of their product and issuance of convertible notes. As of November 21, 2016, the Company has issued approximately $222,500 in convertible promissory notes in 2016.

This Offering of securities under Regulation CF will expand the Company's available cash resources. At the current burn rate of approximately $20,000 per month, along with the total authorized raise of $550,000 in the sale of convertible promissory notes, they will have a runway of approximately 40 months if they raise $400,000 in this Offering.

The Company anticipates that the acquisition of certain tools and molds to create their product will cost about $50,000.

Indebtedness

The Company is not subject to any outstanding loans or debts other than those identified its prior offerings of securities. They do anticipate incurring short-term debt to finance the acquisition of their initial inventory.

Recent trends

The financial statements and condition of the Company in this Offering Memorandum describes the financial condition of the Company prior to the Company beginning sales of its core product. They anticipate that sales will begin in the first quarter 2017.

Prior offerings of securities

Since it began its operations in 2015 and issued its common stock to its founders, the Company has engaged in one prior offerings of securities utilizing the exemption provided by Rule 506 of Regulation D.

- As of November 21, 2016, the Company raised $222,500 through the sale of its convertible promissory notes.

Valuation

The Company has not obtained any third-party valuations. The valuation of the Company for this Offering was determined by management.

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Market Landscape

In 2013, there was a recorded 40 million licensed anglers in the United States of America alone, who spent more than $45 billion in retail sales. With approximately 74.5 million licensed anglers worldwide, GoFish Cam estimates that the global market opportunity for fishing retail can be estimated at over $80 billion. GoFish Cam targets anglers in the sport and recreational fishing industry that generates more than $90B in economic output in North America. The Company plans to serve an available market of $1.91B worldwide and $1.14B in North America.

The Company further defines its customers into segments through customer discovery to identify a primary "first adopter" in the market:

- Male anglers between the ages of 25-55 years old,
- Household income of over $75,000,
- Fish at least once per week.

Based on these demographics the Company estimates its initial target market is sized at $154M globally and $91.9M in North America. They believe that this strategy allows them to target a more defined user, providing the Company an opportunity to foster a quick network effect to grow into the larger underwater camera segment.

Competitive Landscape

Direct competition includes Strike-Cam and WaterWolf. Indirect competition consists of companies such as GoPro, fish finder companies, and wired underwater fishing cameras such as the Aqua-Vu.

The Company believes that GoFish Cam differentiates itself by focusing on the fishing industry and the angler user. GoFish Cam built their product to be more than just a camera. They believe that their system gives anglers the ability to make use of the content they capture and learn from that data (e.g., knowing how fish are reacting to their baits/lures, knowing what species are popping up on their fish-finders, knowing where fish are hiding in structures showing on their depth-finders, and more).

Risks and Disclosures

We rely on a small management team. We depend on the skills and experience of our officers, Brandon Austin and Kieran Howlett. Brandon Austin is also the sole Director of the Company. Each officer brings a different skill set to the Company. If we are not able to call upon one of these officers for any reason, our operations and development could be harmed.

We will need to hire additional employees. We will need additional marketing and business development personnel to continue to grow. Hiring additional employees will increase the Company's costs that may not be offset by increased revenues. Additionally, there is no guarantee that we will be able to find the right talent to meets our needs.

We have not yet established an extensive operating history. We first organized as a company in 2015. Since then, we have engaged in donation-rewards crowdfunding campaigns on Kickstarter and Indiegogo and worked to enlarge our customer base, engage new partners, and refine our product. There is no guarantee that we will be able to maintain and grow our customer base and partnerships. Should the Company not be able to grow, its financial results and operations may be negatively impacted.

Our financial statements contain a going concern opinion. As identified in our financial statements, the Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, or obtain additional capital financing from investors.

We face competition from larger companies with greater access to resources. We are a new entrant into the smart camera market. We decided to focus on a segment of that market that has so far only attracted limited interest. However, should any larger, more established companies decide to enter this market segment, we may not be able to effectively compete.

Our software could be a target for hacking or information theft. Our product includes a smartphone app that allows users to create accounts and link to the camera. If we do not continue to monitor security threats to this app, or take measures to mitigate those threats, we could experience material financial losses, reputational damage, and legal expense.

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We are selling convertible notes that will convert into shares or result in payment in limited circumstances, and in certain circumstances only at the option of the Company. These notes do not have a maturity date and only convert or result in payment in limited circumstances. If there is a merger, buyout or other corporate transaction, investors will receive a payment of two times their purchase price. This amount is not adjusted for interest and will be the same amount regardless of when the transaction occurs. If there is a qualified equity financing (and only a financing using preferred shares will count for this purpose), the conversion price will be set for conversion into non-voting shares of a to-be-determined class of preferred stock. Only major investors will have their notes converted at this time; notes held by non-major investors will only convert at the sole discretion of the Company or in the event of subsequent corporate transaction. Further, the notes convert at a discount of 20%, or based on a valuation cap meaning investors would be rewarded for taking on early risk compared to later investors. But you won't know how much your investment is worth until that happens. The outside investors at the time conversion, if any, might value the company at an amount well below $3 million valuation cap, so you should not view the $3 million as being an indication of the company's value. If you choose to invest, you should be prepared for the fact that your notes will never convert and will have no value.

There is no current market for any of our securities. There is no formal marketplace for the resale of securities sold under Regulation CF, and it is unlikely that such a marketplace will ever form. Additionally, there are restrictions on how these securities may be resold for a period of one year following their purchase.

We will need to raise additional funds in the future. We are still in development stage and will require additional capital contributions in the future to sustain and grow our operations. When we do seek additional capital contributions, there is no guarantee that such funding will be available at the time. Further, if we do receive additional capital contributions in the future, the terms of such an offering may not be favorable to us, and may result in your investment being worth less than that of future investors.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

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Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

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